

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2023

Erez Aminov
Chief Executive Officer
MIRA Pharmaceuticals, Inc.
900 West Platt Street, Suite 200
Tampa, FL 33606-2173

> **Re: MIRA Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2023**
> **File No. 333-273024**

Dear Erez Aminov:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Notes to Financial Statements
Note 10- Subsequent Events
Reverse Stock Split, page F-14

1. Please have your auditors provide a revised audit report with regards to the reverse stock split that was completed June 28, 2023 (and disclosed in the updated footnote 10) in accordance with paragraph .05 of AS 3110, or explain why a revised audit report is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Curt Creely